Mail Stop 3561

March 4, 2010

Michael B. Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, Fl 33486

> **Re:** **Amendment No. 1 to Medianet Group Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 12, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please revise to clearly indicate that the information statement and related materials are "preliminary copies." Refer to Rule 14c-5(d)(1).

2. We note your disclosure in several places throughout your information statement that the appointment of Messrs. Hansen, Holmstoel and Kusche to your board of directors will be effective upon your compliance with Exchange Act Rule 14f-1. A review of the management team page of your website available at this link: http://www.medianetgroup.com/management-team suggests that Messrs. Hansen, Holmstoel and Kusche already are directors of the company. In addition, on page 11 in the last answer under the heading "Questions and Answers," you indicate that Mr. Holmstoel is the Chairman of the Board of Directors. A schedule 14F-1 is required to be filed not less than 10 days prior to the date the new directors take office. In this regard, please advise us of the basis for your belief that you have satisfied the requirements of Exchange Act Rule 14f-1.

3. Please revise to provide the information required by Item 201 of Regulation S-K for DubLi. Refer to Item 14(c) of Schedule 14A and Item 17 of Form S-4.

4. Please revise to provide the selected financial information for DubLi. Refer to Item 14(b)(8) of Schedule 14A and Item 301 of Regulation S-K.

5. Please revise to provide the pro forma financial information required by Item 14(b)(10) of Schedule 14A.

6. We reviewed your letter filed on February 16, 2010 and note that the first bullet omits the words "and accuracy" from the acknowledgment. Please revise this bullet to state that "the company is responsible for the adequacy *and accuracy* of the disclosure in the filing" and resubmit this letter with all three acknowledgments.

Letter to Stockholders, page 2

7. In the first sentence of the first paragraph of this letter, you indicate that the "Information Statement is furnished to the stockholders … in connection with [your] prior receipt of approval by written consents, in lieu of a special meeting, of the holders of a majority of [your] common stock …." Similarly, in the penultimate paragraph of bolded text on page 3, you state that "the actions described in this information statement have been approved by written consent of the holders of a majority of the shares of the company's common stock." Please confirm that no separate vote of your common stockholders is required, as you disclose elsewhere in your information statement, and revise your disclosure on pages 2 and 3 and elsewhere, as necessary, to indicate that you obtained approval of the amendment by the written consent of a stockholder that is the record owner of the majority of the voting power of your stock as of December 14, 2009.

Summary, page 6

General

8. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the information statement and should be in bullet format. Please revise accordingly. For further guidance, refer to Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

9. Please revise your information statement to speak as of its date. For example, please update the first and third full sentences on the top of page 7 to reflect that these actions were approved on December 14, 2009 by the written consent of your preferred stockholder with votes representing 90% of the voting power as of that

date. Please make a similar revision on page 37 under the heading "Series A Convertible Preferred Stock." As another example, the last sentence beginning on page 7 states the "authorization of an increase in the authorized shares of Preferred Stock would, *if approved,* vest in the Company's Board …." Please revise these statements and make similar changes elsewhere, as appropriate.

10. In your summary and under the heading "The Merger" on page 21, please revise your information statement to disclose the following:

- whether any of your current or former officers, directors, controlling persons or subsidiaries received payments related to the reverse merger transaction, including but not limited to the repayment of any debt, payments made pursuant to employment arrangements or payments upon the accelerated vesting of any options or warrants;

- the reasons for engaging in the reverse merger transaction;

- how the parties determined the fair division of MediaNet's common stock on a post-combination basis would be 90% to the owners of DubLi and 10% to your pre-combination shareholders;

- the transaction costs associated with the reverse merger transaction and the amendment to increase your authorized capital stock; and

- whether there was any prior relationship among any of the parties to the reverse merger transaction, including any of the executive officers, directors or affiliates of the parties to the merger agreement.

Employment Agreements, page 21

11. Please revise to set forth the material terms of the employment agreements referenced under this heading and quantify the amounts to be paid to Messrs. Hansen, Holmstoel, Kusche and Mrs. Betina Sorensen, or tell us why it is not appropriate to do so. Please also revise the last sentence under this heading, as appropriate. In addition, please revise your disclosure under the heading "Incorporation of Reports Filed with the Securities and Exchange Commission" on page 41 to specifically incorporate by reference the Current Report of Form 8-K that attaches these employment agreements if they are material. Refer to Item 1011(a) of Regulation M-A and Item 14(b)(7) of Schedule 14A.

The Merger, page 21

12. Please revise this section consistent with comment 10 above.

13. In the first paragraph under this heading, please revise to indicate whether the MediaNet board of directors authorized Mr. Bern to commence discussions with DubLi.

14. If the board of directors had any discussions regarding the potential reverse merger prior to its approval of the transaction on August 10, 2009, please revise your disclosure under this heading to describe these discussions.

DubLi Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Forward Looking Statements, page 30

15. Please delete your reference to Section 21E of the Securities Exchange Act of 1934, as Section 21E(b)(1)(C) expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please also delete references to the Private Securities Litigation Reform Act of 1995 under the heading "Forward-Looking Statements" on page 40.

Dilution, page 37

16. Please revise to present the net tangible book value on an aggregate and per share basis of MediaNet Group Technologies, Inc. as of September 30, 2009 before giving effect to the reverse merger or tell us why it is not appropriate to do so. Then please present your dilution upon the increase in your authorized capital (1) assuming conversion of the preferred stock only and (2) assuming both conversion of the preferred stock and the issuance of 3,098,000 shares upon the exercise of outstanding warrants and receipt of the $1,210,000 related proceeds.

Incorporation of Reports Filed with the Securities and Exchange Commission, page 41

17. Please revise to incorporate the company's most recent quarterly report on Form 10-Q.

Pro Forma Adjustment (b), page PF-5

18. Please tell us how you determined 299,016,520 shares of common stock would be outstanding after the merger. It appears that this is based on the preferred stock conversion ratio of 53.8229736 and not 54.7229736 that is disclosed in your information statement. If necessary, please also revise your pro forma calculations, as appropriate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan L. Shepard, Esq.
        Siegel, Lipman, Dunay, Shepard & Miskell, LLP
        Via Facsimile